UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40555

Thunder Bridge Capital Partners IV, Inc.*

(Exact name of registrant as specified in its charter)

9912 Georgetown Pike, Suite D203

Great Falls, Virginia 22066

(202) 431-0507

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant
Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units: 0*

Common Stock: 1*

Warrants: 0*

*	Effective December 10, 2024, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“PubCo”) (which was converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Coincheck Group N.V. immediately prior to the Business Combination), M1 Co G.K., a Japanese limited liability company (godo kaisha) (“HoldCo”), Coincheck Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”), Merger Sub merged with and into Thunder Bridge, with Thunder Bridge surviving as a wholly-owned subsidiary of PubCo and Thunder Bridge was renamed Coincheck Merger Sub, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Coincheck Merger Sub, Inc. (FKA Thunder Bridge Capital Partners IV, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Coincheck Merger Sub, Inc.
(FKA Thunder Bridge Capital Partners IV, Inc.)

Date: December 23, 2024	By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Chief Executive Officer